AMERUS GROUP CO.
EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIOS
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE SECURITY DIVIDENDS

	Three Months Ended March 31,

	2003	2002

	($ in thousands)
Earnings
Pre-tax income from continuing operations	$53,215	$36,346
Less: Minority interest	—	—
Less: Income (loss) from equity investees	1,724	(2,287)
Add: Distributed income from equity investees	219	2,186

	51,710	40,819

Fixed charges	7,166	6,715
Less: Preference security dividend requirements not included in net income	—	—

Net fixed charges	7,166	6,715

Total Earnings	$58,876	$47,534

Fixed Charges (1)
Interest expense on debt	5,732	4,499
Amortization of debt issuance costs	187	422
Estimate of interest within rental expense	180	266
Preference security dividend requirements	1,067	1,528

Total Combined Fixed Charges and Preference Security Dividends	$7,166	$6,715

Ratio of Earnings to Combined Fixed Charges and Preference Security Dividends	8.22	7.08

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2002	2001	2000	1999	1998

	($ in thousands)
Earnings
Pre-tax income from continuing operations	$92,630	$120,665	$116,033	$100,197	$92,465
Less: Minority interest	—	—	21,677	28,107	26,919
Less: Income (loss) from equity investees	(3,993)	5,072	3,481	(603)	(3,791)
Add: Distributed income from equity investees	2,591	7,730	4,449	1,804	747

	99,214	123,323	95,324	74,497	70,084

Fixed charges	28,071	30,092	32,355	30,676	35,247
Less: Preference security dividend requirements not included in net income		—	—	—	4,697

Net fixed charges	28,071	30,092	32,355	30,676	30,550

Total Earnings	$127,285	$153,415	$127,679	$105,173	$100,634

Fixed Charges (1)
Interest expense on debt	20,758	14,415	14,610	12,229	16,552
Amortization of debt issuance costs	985	3,155	1,833	1,538	1,724
Estimate of interest within rental expense	1,599	926	799	155	257
Preference security dividend requirements	4,729	11,596	15,113	16,754	16,714

Total Combined Fixed Charges and Preference Security Dividends	$28,071	$30,092	$32,355	$30,676	$35,247

Ratio of Earnings to Combined Fixed Charges and Preference Security Dividends	4.53	5.10	3.95	3.43	2.86

(1)	Fixed charges do not include interest credited to deferred annuity account balances which are not considered borrowing costs for a life insurance company.

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